Mail Stop 4561

March 5, 2009

Walden C. Rhines
Chief Executive Officer
Mentor Graphics Corporation
8005 SW Boeckman Road
Wilsonville, Oregon 97070-7777

>   **Re: Mentor Graphics Corporation**
>   **Form 10-K for the Fiscal Year Ended January 31, 2008**
>   **File No. 000-13442**

Dear Mr. Rhines:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                                        Sincerely,

                                        Barbara C. Jacobs
                                        Assistant Director